Exhibit 1

2022 THIRD QUARTER RESULTS

•	Stock Listing Information

Bolsa de Valores de Colombia S.A. (Colombian Stock Exchange)

Ticker: CLH

•	Investor Relations

Pablo Gutiérrez

+57 (1) 603-9051

E-mail: pabloantonio.gutierrez@cemex.com

Except as the context otherwise may require, references in this report to “CLH,” “we,” “us” or “our” refer to CEMEX Latam Holdings, S.A. and its consolidated entities. The information contained in this report contains forward-looking statements within the meaning of securities laws. We intend these forward-looking statements to be covered by any applicable safe harbor provisions for forward-looking statements within the meaning of securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to CLH’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, and similar terms. Although CLH believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this report. Among others, such risks, uncertainties, and assumptions include those discussed in CLH’s most recent annual report and those detailed from time to time in CLH’s other filings with the Colombian Securities Exchange, which factors are incorporated herein by reference, including, but not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements and CEMEX, S.A.B. de C.V.’s (“CEMEX”), the ultimate parent company of the major shareholder of CLH, ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s outstanding notes, and other debt instruments and financial obligations, including CEMEX’s subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and CEMEX’s ability to generally meet its “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CLH’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CLH is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the Colombian Securities Exchange. This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright CEMEX Latam Holdings, S.A. and its subsidiaries.

2022 Third Quarter Results	Page 2

Consolidated cement volume1 4,241 4,151 2% 1,457 1,444 1% Consolidated domestic gray cement volume1 3,611 3,656 (1%) 1,241 1,274 (3%) Consolidated ready-mix volume1 1,476 1,277 16% 524 471 11% Consolidated aggregates volume1 3,164 2,672 18% 1,089 966 13% Net sales1 619 586 6% 11% 204 201 1% 10% Gross profit1 204 232 (12%) (8%) 66 81 (18%) (12%) as % of net sales 33.0% 39.6% (6.6pp) 32.5% 40.2% (7.7pp) Operating earnings (loss) before other expenses, net1 58 79 (26%) (23%) 23 29 (23%) (18%) as % of net sales 9.4% 13.4% (4.0pp) 11.0% 14.5% (3.5pp) Controlling interest net income (loss) -21 9 N/A -37 -11 (244%) Operating EBITDA1 105 131 (20%) (16%) 35 46 (25%) (20%) as %of net sales 17.0% ^24% (5.4pp) 17.1% 23.0% (5L9pp) Free cash flow after maintenance capital expenditures -33 91 n/a -10 50 n/a Free cash flow -57 83 n/a -22 45 n/a Net debt1 316 558 (43%) 316 558 (43%) Total debt1 328 581 (44%) 328 581 (44%) Earnings (loss) of continued operations per share (0.00) (0.01) 92% 0.00 (0.03) n/a Shares outstanding at end of period 560 559 0% 560 559 0% Employees 3,985 4,097 (3%) 3,985 4.097 (3%) Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters. In millions of US dollars, except volumes, percentages, employees, and per-share amounts. Shares outstanding are presented in millions. This information does not Include discontinued operations. Please see page 14 on this report for additional information

Consolidated net sales during the third quarter of 2022 increased by 10%, on a like to like basis for the ongoing operations and for foreign exchange fluctuations, compared with those of the third quarter of 2021. Higher prices for cement and ready-mix, as well as increased ready-mix volumes, were the main drivers of the improvement.

Cost of sales as a percentage of net sales increased by 7.8pp, from 59.8% in 3Q21 to 67.5% in 3Q22. The increase was primarily due to higher variable costs, mainly in kiln fuel.

Operating expenses as a percentage of net sales declined by 4.3pp during the quarter, from 25.7% in 3Q21 to 21.4% in 3Q22.

Operating EBITDA during the third quarter of 2022 declined by 20% on a like-to-like basis, compared with that of the third quarter of 2021. The decline was mainly due to higher costs, despite higher sales.

Operating EBITDA margin during the third quarter of 2022 decreased by 5.9pp compared with that of the third quarter of 2021.

Controlling interest net loss during the third quarter was US$37 million, compared with a loss of US$11 million during the same quarter of 2021. The decrease was mainly due to lower operating earnings and a negative effect in discontinued operations. Please see page 14 on this report for additional information regarding discontinued operations.

2022 Third Quarter Results	Page 3

Colombia

Net sales 331 328 1% 10% 111 117 (5%) 10% Operating EBITDA 48 68 (30%) (24%) 17 27 (38%) (30%) Operating EBITDA margin 14.5% 20.8% (6.3pp) 14.9% 22.9% (8.0pp) In millions of US dollars, except percentages. Volume (2%) (5%) 18% 10% 21% 14% Price (USD) (2%) (3%) (6%) (9%) (5%) (4%) Price (local currency) 7% 12% 3% 5% 4% 11% Year-over-year percentage variation.

In Colombia, our domestic gray cement prices improved by 12% in local-currency terms, while our volumes declined by 5%, during the third quarter on a year-over-year basis. Our focus on pricing strategy, led to an underperformance of our cement volumes versus the industry during the quarter on a year over year basis. On a sequential basis during the quarter, our cement prices improved by 2% in local-currency terms and our volumes by 17%.

Our ready-mix prices improved by 5% in local-currency terms and our volumes increased by 10%, during the quarter on a year-over-year basis.

In the ready-mix business, our volume growth during the quarter and year-to-date was supported by increased market demand in the formal sector, and our recent investments to expand the ready-mix footprint mainly in the metro areas of Bogota and Cali.

Panama

Net sales 112 90 24% 24% 38 31 23% 23% Operating EBITDA 23 26 (10%) (10%) 7 8 (10%) (10%) Operating EBITDA margin 20.6% 28.6% (8.0pp) 17.7% 24.3% (6.6pp) In millions of US dollars, except percentages. Volume 7% 10% 34% 66% 17% 17% Price (USD) (4%) (2%) 1% 8% 15% 11% Price (local currency) (4%) (2%) 1% 8% 15% 11%

In Panama, our volumes for domestic gray cement and ready-mix increased by 10% and 66%, respectively, during the third quarter on a year-over-year basis. Volume growth was driven mainly by increased activity in the infrastructure sector, largely in the 3rd line of the Metro. Despite the improvement, industry volumes are still below those of 2019.

During the first nine months of the year our cement plant exported ~194,000 tons of cement and clinker to nearby markets with supply shortages, an increase of more than 50% compared with the same period of last year. Please note that our exports and sales of domestic clinker are not included in the table above which refers to volume and price variations of “Domestic gray cement”.

2022 Third Quarter Results	Page 4

Rest of CLH

Net sales 186 186 0% 1% 59 60 (1%) 0% Operating EBITDA 60 66 (9%) (8%) 20 22 (9%) (8%) Operating EBITDA margin 32.1% 35.3% (3.2pp) 33.3% 36.3% (3.0pp) In millions of US dollars, except percentages. Volume (1%) (1%) (34%) (29%) (27%) (32%) Price (USD) 5% 5% (14%) (14%) (29%) (28%) Price (local currency) 6% 7% (13%) (13%) (27%) (26%) Year-over-year percentage variation

In the Rest of CLH region, our domestic gray cement declined by 1% during the third quarter on a year-over-year basis.

In Guatemala, our cement volumes increased by 1% during the quarter on a year-over-year basis. Our cement volumes remained relatively flat mainly due to heavy rains in July and August, as well as our pricing strategy.

In Nicaragua, our cement volumes declined by 2% during the quarter on a year-over-year basis. Volumes were impacted by heavy rains and lower activity in the infrastructure and self-construction sectors.

2022 Third Quarter Results	Page 5

Operating EBITDA and free cash flow

Operating earnings before other expenses, net 58 79 (26%) 23 29 (23%) Depreciation and operating amortization 47 53 12 17 Operating EBITDA 105 131 (20%) 35 46 (25%) Net financial expense 33 32 11 11 Capital expenditures for maintenance 22 15 8 8 Change in working Capital 20 (13) (0) (16) Taxes paid 22 15 8 1 Other cash items (Net) 11 6 3 3 Free cash flow discontinued operations 31 (15) 15 (9) Free cash flow after maintenance capital exp (33) 91 n/a (10) 50 n/a Strategic capital expenditures 24 8 11 4 Free Cash Flow (57) 83 n/a (22) 45 n/a in millions of US dollars, except percentages.

Free cash flow was negative US$22 million during the third quarter. The decline on a year-over-year basis was mainly due to lower EBITDA, higher taxes, increased strategic capital expenditures and a negative effect in working capital, as well as a negative effect in free cash flow discontinued operations.

During the third quarter of 2022, CLH received an approximate total consideration of US$326 million related to the divestment of its aggregate majority ownership of Costa Rica and El Salvador. The proceeds of the divestments are not shown in the free cash flow lines. Please see page 14 for additional information.

Information on Debt

Currency denomination Total debt 1,2 328 581 642 U.S. dollar 87% 86% Shortterm 65% 1% 71% Colombian peso 13% 14% Long term 35% 99% 29% Interest rate Cash and cash equivalents 12 23 (47%) 19 Fixed 80% 79% Net debt 316 558 (43%) 623 Variable 20% 21% In millions of US dollars, except percentages. Includes leases, in accordance with International Financial Reporting Standards (IFRS). Represents the consolidated balances of CLH and subsidiaries.

Net debt declined by 49%, or by US$307 million, from June 2022 to September 2022. The proceeds from the divestment of Costa Rica and El Salvador were mainly used to reduce debt.

2022 Third Quarter Results	Page 6

Guidance Full Year 20222

Low-to-mid single digit , Cement volume Flat “ Flat increase Ready-mix volume Mid-teens increase At least 25% increase Mid-teens increase Total CAPEX $80 Maintenance $35 Strategic $45 Cash taxes $40 In millions of US dollars, except percentages. This information does not include discontinued operations. Please see page 14 on this report for additional information

[2]	Reflects current expectations

2022 Third Quarter Results	Page 7

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in thousands of U.S. Dollars, except per share amounts

INCOME STATEMENT Net sales 619,190 585,982 6% 11% 204,289 201,448 1% 10% Cost of sales (415,159) (354,082) (17%) (137,979) (120,418) (15%) Gross profit 204,031 231,900 (12%) (8%) 66,310 81,030 (18%) (12%) Operating expenses (145,859) (153,334) 5% (43,771) (51,844) 16% Operating earnings (loss) before other expenses, net 58,172 78,566 (26%) (23%) 22,539 29,186 (23%) (18%) Other expenses, net (10,285) (7,023) (46%) (2,769) (4,045) 32% Operating earnings (loss) 47,887 71,543 (33%) 19,770 25,141 (21%) Financial expenses (32,575) (31,500) (3%) (11,359) (10,295) (10%) Other income (expenses), net 2,219 (4,209) n/a 6,197 1,839 237% Net income (loss) before income taxes 17,531 35,834 (51%) 14,608 16,685 (12%) Income tax (18,063) (42,866) 58% (13,666) (31,686) 57% Profit (loss) of continuing operations (532) (7,032) 92% 942 (15,001) n/a Discontinued operations (19,764) 15,916 n/a (37,247) 4,261 n/a Consolidated net income (loss) (20,296) 8,884 n/a (36,305) (10,740) (238%) Non-controlling interest net loss (322) 138 n/a (355) 74 n/a Controlling Interest Net Income (loss) (20,618) 9,022 n/a (36,660) (10,666) (244%) Operating EBITDA 105,022 131,196 (20%) (16%) 34,873 46,421 (25%) (20%) Earnings (loss) of continued operations per share (0.00) (0 01) 92% 0.00 (0.03) n/a Earnings (loss) of discontinued operations per share (0.04) 0.03 n/a (0.07) 0.01 n/a BALANCE SHEET Total Assets 2,009,334 2,542,758 (21%) Cash and Temporary Investments 12,321 23,184 (47%) Trade Accounts Receivables 50,017 60,372 (17%) Other Receivables 31,264 33,592 (7%) Inventories 104,675 79,560 32% Assets Held for Sale 2,907 3,877 (25%) Other Current Assets 8,317 10,654 (22%) Current Assets 209,501 211,239 (1%) Fixed Assets 848,133 959,540 (12%) Other Assets 951,700 1,371,979 (31%) Total Liabilities 796,303 1,225,823 (35%) Other Current Liabilities 438,350 257,431 70% Current Liabilities 438,350 257,431 70% Long-Term Liabilities 312,645 916,395 (66%) Other Liabilities 45,308 51,997 (13%) Consolidated Stockholders’ Equity 1,213,031 1,316,935 (8%) Non-controlling Interest 3,173 5,598 (43%) Stockholders’ Equity Attributable to Controlling Interest 1,209,858 1,311,337 (8%)

2022 Third Quarter Results	Page 8

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

INCOME STATEMENT Net sales 2,537,303 2,188,641 16% 901,085 772,852 17% Cost of sales (1,701,227) (1,322,496) (29%) (608,601) (461,983) (32%) Gross profit 836,076 866,145 (3%) 292,484 310,869 (6%) Operating expenses (597,701) (572,701) (4%) (193,066) (198,896) 3% Operating earnings (loss) before other expenses, net 238,375 293,444 (19%) 99,418 111,973 (11%) Other expenses, net (42,146) (26,231) (61%) (12,218) (15,519) 21% Operating earnings (loss) 196,229 267,213 (27%) 87,200 96,454 (10%) Financial expenses (133,482) (117,653) (13%) (50,101) (39,496) (27%) Other income (expenses), net 9,092 (15,722) n/a 27,336 7,053 288% Net income (loss) before income taxes 71,839 133,838 (46%) 64,435 64,011 1% Income tax (74,021) (160,103) 54% (60,280) (121,563) 50% Profit (loss) of continuing operations (2,182) (26,265) 92% 4,155 (57,552) n/a Discontinued operations (80,988) 59,448 n/a (164,290) 16,349 n/a Consolidated net income (loss) (83,170) 33,184 n/a (160,135) (41,203) (289%) Non-controlling interest net loss (1,316) 514 n/a (1,567) 282 n/a Controlling Interest Net Income (loss) (84,486) 33,697 n/a (161,702) (40,921) (295%) Operating EBITDA 430,359 490,016 (12%) 153,818 178,093 (14%) Earnings (loss) of continued operations per share (4) (47) 92% 7 (103) n/a Earnings (loss) of discontinued operations per share (145) 106 (236%) (294) 29 n/a BALANCE SHEET Total Assets 9,106,443 9,750,661 (7%) Cash and Temporary Investments 55,842 88,903 (37%) Trade Accounts Receivables 226,681 231,509 (2%) Other Receivables 141,689 128,813 10% Inventories 474,394 305,088 55% Assets Held for Sale 13,176 14,869 (11%) Other Current Assets 37,694 40,852 (8%) Current Assets 949,476 810,034 17% Fixed Assets 3,843,795 3,679,527 4% Other Assets 4,313,172 5,261,100 (18%) Total Liabilities 3,608,900 4,700,640 (23%) Other Current Liabilities 1,986,632 987,167 101% Current Liabilities 1,986,632 987,167 101% Long-Term Liabilities 1,416,928 3,514,083 (60%) Other Liabilities 205,340 199,390 3% Consolidated Stockholders’ Equity 5,497,543 5,050,021 9% Non-controlling Interest 14,380 21,464 (33%) Stockholders’Equity Attributable to Controlling Interest 5,483,163 5,028,557 9%

2022 Third Quarter Results	Page 9

Operating Summary per Country

in thousands of U.S. dollars

Operating EBITDA margin as a percentage of net sales

NET SALES Colombia 330,815 328,490 1% 10% 111,092 116,621 (5%) 10% Panama 112,334 90,383 24% 24% 38,101 30,968 23% 23% RestofCLH 185,989 185,962 0% 1% 59,240 59,839 (1%) 0% Others and intercompany eliminations (9,948) _ (18,853) 47% 47% (4,145) (5,980) 31% 31% TOTAL 619,190 585,982 6% 11% 204,289 201,448 1% 10% GROSS PROFIT Colombia 98,601 121,862 (19%) (12%) 32,906 44,976 (27%) (16%) Panama 30,446 29,691 3% 3% 8,451 9,493 (11%) (11%) RestofCLH 77,342 82,262 (6%) (5%) 25,709 26,991 (5%) (4%) Others and intercompany eliminations (2,359) (1,915) (23%) (23%) (756) (430) (76%) (76%) TOTAL 204,031 231,900 (12%) (8%) 66,310 81,030 (18%) (12%) OPERATING EARNINGS BEFORE OTHER EXPENSES, NET Colombia 29,513 48,727 (39%) (35%) 10,822 20,390 (47%) (41%) Panama 10,704 13,395 (20%) (20%) 2,536 3,836 (34%) (34%) Rest of CLH 53,414 60,633 (12%) (11%) 17,858 19,697 (9%) (8%) Others and intercompany eliminations (35,459) (44,190) 20% 20% (8,677) _ (14,737) 41% 41% TOTAL 58,172 78,566 (26%) (23%) 22,539 29,186 (23%) (18%) OPERATING EBITDA Colombia 47,886 68,247 (30%) (24%) 16,552 26,737 (38%) (30%) Panama 23,191 25,833 (10%) (10%) 6,757 7,524 (10%) (10%) Rest of CLH I 59,636 65,559 (9%) (8%) 19,755 21,742 (9%) (8%) Others and intercompany eliminations _ (25,691) (28,443) 10% 10%(8,190) (9,583) 15% 15% TOTAL 105,022 131,196 (20%) (16%) 34,873 46,421 (25%) (20%) OPERATING EBITDA MARGIN Colombia 14.5% 20.8% (6.3pp) 14.9% 22.9% (8.0pp) Panama 20.6% 28.6% (8.0pp) 17.7% 24.3% (6.6pp) Rest of CLH 32.1% 35.3% (3.2pp) 33.3% 36.3% (3.0pp) TOTAL 17.0% 22.4% (5.4pp) 17.1% 23.0% (5.9pp)

2022 Third Quarter Results	Page 10

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons

Ready mix in thousands of cubic meters

Per-country volume summary

Total cement volume12 4,241 4,151 2% 1,457 1,444 1% Total domestic gray cement volume2 3,611 3,656 (1%) 1,241 1,274 (3%) Total ready-mix volume2 1,476 1,277 16% 524 471 11% Total aggregates volume2 3,164 2,672 18% 1,089 966 13% Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker. This information does not include discontinued operations. Please see page 14 on this report for additional information. DOMESTIC GRAY CEMENT Colombia (2%) (5%) 17% Panama 7% 10% 0% Rest of CLH (1%) (1%) (7%) READY-MIX Colombia 18% 10% 9% Panama 34% 66% 17% Rest of CLH (34%) (29%) 3% AGGREGATES Colombia 21% 14% 8% Panama 17% 17% (3%) Rest of CLH (27%) (32%) 7%)

2022 Third Quarter Results	Page 11

Price Summary

Variation in U.S. dollars

Variation in local currency

DOMESTIC GRAY CEMENT Colombia (2%) (3%) (7%) Panama (4%) (2%) (1%) Rest of CLH 5% 5% 1% READY-MIX Colombia (6%) (9%) (8%) Panama 1% 8% 3% Rest of CLH (14%) (1%) AGGREGATES Colombia (5%) (4%) (1%) Panama 15% 11% 7% Rest of CLH (29%) (28%) 2% DOMESTIC GRAY CEMENT Colombia 7% 12% 2% Panama (4%) (2%) (1%) Rest of CLH 6% 7% 1% READY-MIX Colombia 3% 5% 2% Panama 1% 8% 3% Rest of CLH (13%) (13%) (010 AGGREGATES Colombia 4% 11% 10% Panama 15% 11% 7% Rest of CLH (27%) (26%) 3%

2022 Third Quarter Results	Page 12

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader’s convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under “other and intercompany eliminations.”

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia and Panama.

Countries in the Rest of CLH include Nicaragua and Guatemala.

Exchange rates

Colombian peso 4,532.07 3,834.68 4,097.78 3,735.00 4,410.84 3,836.48 Panama balboa 1.00 1.00 1.00 1.00 1.00 1.00 Costa Rica colon 632.72 629.71 663.84 620.95 653.87 626.38 Euro 1.02 0.86 0.95 0.84 1.00 0.85 Amounts provided in units of local currency per US dollar.

2022 Third Quarter Results	Page 13

Discontinued operations

On August 31, 2022, through certain subsidiaries, CLH concluded the sale of its operations in Costa Rica and El Salvador with affiliates of Cementos Progreso Holdings, S.L. The sale was announced on December 29, 2021, for a total consideration of US$326 million related to the aggregate majority ownership. The assets for divestment consisted of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. As of December 31, 2021, the assets and liabilities associated with these operations were presented in the Statement of Financial Position within the line items of “Assets held for sale” and “Liabilities directly related to assets held for sale”, respectively. CLH’s operations of these assets from January 1 to August 31, 2022, and for the nine-month period ended September 30, 2021, are reported in the income statements, net of income tax, in the single line item “Discontinued operations”.

The following table presents condensed combined information of the Income Statements of CLH’s discontinued operations, previously mentioned, in Costa Rica and El Salvador for the eight-month period ended August 31, 2022, and the nine-month period ended September 30, 2021:

INCOME STATEMENT
(Millions of U.S. dollars)	9M22	9M21
Sales	91.3	105.4
Cost of sales, operating expenses, and other expenses	(82.0)	(82.0)
Interest expense, net, and others	30.2	—
Currency translation effects reclassified from equity[1]	(33.0)	—

Profit before income tax	(6.5)	23.4
Income tax[2]	(26.2)	(7.3)

Net income from discontinued operations	(19.7)	16.1
Net income non-controlling interest	—	(0.2)

Net income controlling interest	(19.7)	15.9

1.	Refers to the reclassification to the income statement of the conversion loss that had been accumulated in the associated capital.
2.	For the eight-month period ended August 31, 2022, includes a withholding tax expense for cash transfers and dividends of $22.6 million.

Assets held for sale and related liabilities

As of December 31, 2021, the following table presents condensed combined information of the Statement of Financial Position for the assets held for sale in Costa Rica and El Salvador, as mentioned above:

(Millions of U.S. dollars)	4Q21
Current assets	26.2
Property, machinery and equipment, net	44.6
Goodwill and other non-current assets	263.8

Total assets of the disposal group	334.6

Current liabilities	27.7
Non-current liabilities	8.9

Total liabilities directly related to disposal group	36.6

Total net assets of disposal group	298.0

Additional information

On August 31, 2022, CEMEX successfully completed the divestment previously announced on December 29, 2021, of all the shares that CLH, together with its subsidiary CORPORACIÓN CEMENTERA LATINOAMERICANA, S.L.U., and its indirect subsidiary CEMEX Colombia S.A. owned, respectively, in CEMEX El Salvador S.A. of C.V. and in CEMEX (Costa Rica), S.A., to subsidiary companies of Cementos Progreso Holdings, S.L. The divested assets consisted of one (1) fully integrated cement plant, one (1) grinding station, seven (7) ready-mix plants, one (1) aggregate quarry and one (1) distribution center in Costa Rica, as well as one (1) distribution center in El Salvador. The transaction closed for a total consideration of US$326 million related to the aggregate majority ownership. This transaction represents the permanent departure of CEMEX, S.A.B. of C.V.’s (“CEMEX”) business group, parent company of CLH, from both countries.

Additionally, CLH informs that, in line with CEMEX’s strategy, it will seek to continue taking steps to achieve the objectives under the previously announced “Operation Resilience” program of optimizing and rebalancing the asset base in its portfolio. This may imply the evaluation of strategic investments or divestments seeking to rationalize and rebalance its asset portfolio.

Regarding divestments, CLH continues to actively evaluate other divestment opportunities, which may be larger than those already concluded in Costa Rica and El Salvador. Regarding investments, CLH continues to evaluate and implement strategic investment projects in its portfolio, such as the Maceo Project in Colombia, aiming to strengthen or improve its asset base in the region.

2022 Third Quarter Results	Page 14

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures are investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

EoP equals End of Period.

Strategic capital expenditures are investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

2022 Third Quarter Results	Page 15